Exhibit 99.1

B Communications’ Second Quarter Earnings Release Scheduled For August 31, 2017

Ramat-Gan, Israel August 17, 2017, B Communications Ltd. (NASDAQ/TASE: Bcom), today announced that it will release its Second quarter results on Thursday, August 31, 2017.

About B Communications:

B Communications is a telecommunications-oriented holding company and its primary holding is its controlling interest in in Bezeq - The Israel Telecommunication Corp., Israel’s largest telecommunications provider (TASE: BEZQ). B Communications shares are traded on NASDAQ and the TASE under the symbol BCOM For more information please visit the following web sites:

www.eurocom.co.il;

www.igld.com;

www.bcommunications.co.il;

www.ir.bezeq.co.il;

For further information, please contact:

Idit Cohen – IR Manager

idit@igld.com / Tel: +972-3-924-0000

Investor relations contacts:

Hadas Friedman-Investor Relations

Hadas@km-ir.co.il/ Tel: +972-3-516-7620